Exhibit 99.2

Notice to Owners of Ordinary Shares

CollPlant Biotechnologies Ltd.

Proxy/Voting Card

Owners of record on July 1, 2021 (the “Record Date”) of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) are hereby notified of an upcoming annual and extraordinary general meeting of the Company to be held on August 4, 2021 in Israel (the "Meeting").

Shareholders registered in the Company's shareholders register may vote through the proxy card, which also serves as their voting card, by completing, dating, signing and sending the proxy to the Company's offices so that it is received by the Company no later than August 4, 2021, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

CollPlant Biotechnologies Ltd.

Dated: June 25, 2021

annual and ExtraordinaRy GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

TO:      CollPlant Biotechnologies Ltd.

Fax Number: +972-73-232-5602

Email: eran@collplant.com

Telephone Number:    +972-73-232-5600

Annual and Extraordinary General Meeting to be held on August 4, 2021

FROM:
Company/Individual Name

SIGNATURE:
Authorized Signatory Name, Signature/Medallion

CONTACT INFO:
Telephone/Fax Number, E-mail Address

TOTAL NUMBER OF ORDINARY SHARES
HELD AS OF July 1, 2021:

NUMBER OF ORDINARY SHARES BEING VOTED:

DATE: ________________________, 2021

CollPlant Biotechnologies Ltd.

Annual and Extraordinary General Meeting

August 4, 2021

The above-noted holder of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) hereby requests and instructs Mr. Rotem to endeavor insofar as practicable, to vote or cause to be voted the number of ordinary shares held as of close of business on July 1, 2021 at the Annual and Extraordinary General Meeting of the Company to be held in Israel on August 4, 2021 at 10:00 a.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED COMPLETED BY

06:00 A.M. ISRAEL TIME ON August 4, 2021 TO BE VALID

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

1.	To approve the re-election, and, in the case of the latter, the election of Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky and Hugh Evans to the board of directors of the Company (the "Board of Directors"), each until the next annual general meeting of shareholders.
1a.	Re-election of Dr. Roger Pomerantz to the Company's Board of Directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1b.	Re-election of Dr. Abraham (Avri) Havron to the Company's Board of Directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1c.	Re-election of Joseph Zarzewsky to the Company's Board of Directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1d.	Election of Hugh Evans to the Company's Board of Directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN

2.

To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

☐ FOR    ☐ AGAINST    ☐ ABSTAIN

3.

To approve the grant of options exercisable into ordinary shares of the Company to Hugh Evans, subject to Mr. Evans' election as a member of the Board of Directors as detailed in Proposal No. 1.

☐ FOR    ☐ AGAINST    ☐ ABSTAIN

3a.

Do you have a personal interest in the approval of Proposal 3 or are you a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 3)?

☐ YES    ☐ NO

4.	To approve a bonus grant to Yehiel Tal, the Company's Chief Executive Officer. ☐ FOR ☐ AGAINST ☐ ABSTAIN
4a.

Do you have a personal interest in the approval of Proposal 4 or are you a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 4)?

☐ YES    ☐ NO

5.	To approve a bonus grant to Eran Rotem, the Company's Deputy Chief Executive Officer and CFO. ☐ FOR ☐ AGAINST ☐ ABSTAIN
5a.

Do you have a personal interest in the approval of Proposal 5 or are you a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 5)?

☐ YES    ☐ NO

6.

To approve an amendment to the Company's compensation policy in connection with the provisions relating to the purchase of directors' and officers' liability insurance policies.

☐ FOR    ☐ AGAINST    ☐ ABSTAIN

6a.

Do you have a personal interest in the approval of Proposal 6 or are you a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 6)?

☐ YES    ☐ NO

End of resolutions

4